Henderson Global Technology Fund
Your Vote is Needed

Shareholder Name
Address
Address
Address
Reference Number:

Dear Shareholder:

My name is Jim O’Brien, President of the Henderson Global Funds. Over the last few weeks we have sent you several sets of proxy materials concerning an important proposal affecting the Fund.  The Special Meeting will reconvene on May 17, 2017, at 9:00 a.m. Central Time. This letter was sent because you held shares in the Fund on the record date and we have not received your vote!
To vote your shares today please call 1-866-880-8631 (toll free) between 9:00 a.m. and 11:00 p.m. Eastern time, Monday through Friday and between 12:00 p.m. and 6:00 p.m. Eastern time on Saturday.
Your vote is very important. By taking a moment to vote, all future mail and phone calls to you regarding this matter will be stopped.

Q. What happens if the Proposal is not approved by Shareholders by May 17, 2017?

A. If a merger is not approved by shareholders or any other condition is not satisfied or waived, any shares held in the Fund would remain shares of the Fund. The Fund would continue to operate independently of the Janus Trust and the Board of Trustees of the Fund would determine what further action, if any, to take, including potential liquidation of the Fund.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.
At the time of the call, you will be asked for the reference number above in order to locate your voting record for the fund(s) that you own. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

Thank you for your prompt attention to this matter. I value the trust and confidence you have placed with us. If you have already voted, I appreciate your participation.

VOTING TAKES ONLY A FEW MINUTES. THANK YOU FOR YOUR PARTICIPATION.

Sincerely,

President, Henderson Global Funds